Exhibit 99.14

Bookham Technology plc

30 March 2004

Oxfordshire, UK – 30 March 2004:  Bookham Technology plc announces that on 29 March 2004 it received notification from The Goldman Sachs Group, Inc that as at close of business on 25 March 2004, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 9,309,508 shares being 3.12% of the issued share capital of Bookham Technology plc.